UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2024

Commission File Number: 001-41814

Lead Real Estate Co., Ltd

6F, MFPR Shibuya Nanpeidai Building 16-11

Nampeidai-cho, Shibuya-ku

Tokyo, 150-0036, Japan
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒    Form 40-F ☐

Convocation of Ordinary General Meeting of Shareholders of Lead Real Estate Co., Ltd

In accordance with the rules and regulations of the Japanese Companies Act, Lead Real Estate Co., Ltd has sent a notice and accompanying information to all holders of its ordinary shares and American Depositary Shares with respect to its Ordinary General Meeting of Shareholders to be held in Tokyo, Japan on September 27, 2024, Japanese Standard Time. A complete copy of the notice is furnished hereto as Exhibit 99.1.

Exhibit 99.1 furnished hereto shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Lead Real Estate Co., Ltd

Date: September 24, 2024	By:	/s/ Eiji Nagahara
	Name:	Eiji Nagahara
	Title:	Representative Director, President, and Chief Executive Office (Principal Executive Officer)

EXHIBIT INDEX

Exhibit No.	Description
99.1	Notice of the 24th Ordinary General Meeting of Shareholders